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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

October 4, 2004

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

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P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

October 4, 2004

    Symbols – TSX: KGI; AIM: KGI & KGIa

 South Zone proves to be striking north-south, and is parallel to D Zone; Program returns best intersection to date at 1.07 ounces of gold over 17.0 FEET (11.4 FEET TW)

Kirkland Lake Gold Inc. (the “Company”) provides an update on the Company’s South Zone exploration program, which has been following up on the discovery hole drilled in Fall 2003 (see news release dated November 6th, 2003). The South Zone, which has been re-named the “Lower D Zone”, program now consists of 16 holes 1500 feet to 1800 feet south of the main mine workings and has resulted in the discovery of other ore grade zones.

  Hole 47-1045 has returned 1.07 ounces of gold per ton (“oz/ton”) over 17 feet ( 11.4 feet true width (“TW”) and has extended the mineralization found in previously released hole 47-1022A (0.72 ounces of gold over 21.5 feet, or 14.6 feet true width (see Press Release March 29, 2004) by 200 feet down-dip (see Figure #1).

  Originally thought to be an east-west mineralization, results from a commissioned down-hole survey showed that the original “South Zone” is now proven to be striking north-south. The zone is also paralleling the earlier-discovered D Zone on strike, but is dipping much steeper (75 degrees), and is at least 2300 feet down-dip of the D Zone ore bodies defined above the 38 level (see Figure #1 and Figure #2)

   If these intersections correlate with the D zone, then they are at least 2300 feet down-dip of the D Zone ore bodies defined above the 38 level (see Figure #1 and Figure #2). Hole 47-885, drilled in 1999, returned 0.76 oz/ton over 12.8 feet. This zone appears to be the link between the steeper South Zone, and the flatter D zone.

  Another new hole, 47-1024, intersected 5.84 ounces of gold over 1.0 foot (unknown TW) 53 feet further up-hole from the South Zone intersection. This could be a splay off of the South Zone.

  A third new hole, 47-1031, intersected 15.36 ounces of gold over 2.0 feet (unknown TW) in another zone. This appears to be correlated with a previously released intersection that assayed 2.94 oz/ton Au uncut over 5.5 feet core length (1.79 oz/ton cut).

“One of the targets for this year’s program in the southern part of the camp is to complete joining the Upper D Zone to the Lower D Zone (formerly South Zone). It could be that Hole

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47-885, drilled by the former owner in 1999 and which returned 0.78 ounces of gold per ton over 12.8 feet,  is the zone that is the link between the flatter D Zone and the steeper Lower D Zone,” said Chief Geologist Mike Sutton. “Hole 47-1045 also had finely disseminated gold throughout the 17 foot interval with localized increases associated with elevated molybdenum mineralization.”

Drilling in the Lower D Zone program is currently being undertaken on 100-200 foot centres in order to build resources. Hole 47-1045 was intended to be a 100 foot step-out but due to the lack of the usual hole deviation, it pierced the zone 30 feet from hole 47-1024. The next phase of drilling will consist of 15,000 feet of drilling in 10 holes from multiple levels, following the structure and the potential mineralized block of 2,000 feet by 2,100 feet between the zones.

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. of gold per ton/feet)
47-1045	South	1709.0	1726.0	-16.5	139.5	1.07/17.0’=11.4’ TW
	Including	1710.0	1712.0	-16.5	139.5	1.65/2.0’=1.34’ TW, VG
	Including	1716.0	1720.0	-16.5	139.5	2.33/4.0’=2.7’ TW, VG
47-1024	New	1620.5	1621.5	-18	135	5.84/1.0’=UNKNOWN TW, VG
	South	1674.5	1691.0	-14.5	139	0.25/16.5’=11.4’ TW
	Including	1675.5	1683.0	-14.5	139	0.36/7.5’=5.2’ TW, VG
	Or	1674.5	1697.0	-14.5	139	0.20/22.5’=15.6’ TW
47-1031	New	837.0	839.0	-12.3	138	15.36/2.0’=UNKNOWN TW
	New	1383.0	1385.5	-11.5	139	2.14/2.5’=UNKNOWN TW
	South	1590.0	1596.0	-10.5	140	0.28/6.0’=4.2’ TW
	Including	1594.0	1596.0	-10.5	140	0.68/2.0’=1.4’ TW
	Or	1569.0	1596.0	-10.5	140	0.09/27.0’=18.7’ TW

The intersection returned in Hole 47-1045 are totally within tuff, while previous holes 47-994B, the discovery hole, and 47-1023 had porphyry hosting the mineralization. The zone in Hole 47 -1045 consists of 5-25% finely disseminated pyrite, 1-5% quartz stringers, and molybdenum in highly altered (bleached and silicified) tuff or porphyry.

The other newly-discovered zones that are being delineated (e.g. in Holes 47-1024 and 47-1031) appear to be east-west structures. At 10,700 feet east is the South Vein mined at Lakeshore from surface to 6,000 feet below surface. This structure produced approximately 2 million ounces of gold in the eastern portion of Kirkland Lake ore camp. It was mined up to the Lake Shore/Teck-Hughes boundary. Very little drilling has been carried out historically at Teck-Hughes, Kirkland Minerals and Macassa to the south of the primary ore structure, the ’04 Break. The newly-discovered D vein is one example of what exists to the south (i.e. the Hangingwall),. Historically, ore-bearing structures in Kirkland Lake are laterally very extensive (1,000 feet to 20,000 feet). Ore-grade shoots along these structures generally are also extensive (1,000 to 8,000 feet).

Last October the Company announced a $21 m Canadian exploration campaign which has 7 major programs underway including 3 of them to drill south of the Main Break testing both

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parallel and north south mineralized structures. The Company has previously announced (see news release of Sept 20th, 2004) results from another drill program to the south that intersected 26.21 ounces of gold over 6.0 feet uncut (or 1.43 oz/ton of gold cut over 6.0 feet) with an unknown true width. It is unknown yet what relationship exists between this new discovery and the various zones described above.

The following table summarizes the new south zone drill results:

TW = True Width   VG = Visible Gold   TELL = Tellurides   CUT= cut to 3.50 oz./ton

QV = Quartz vein   QS = Quartz stringers

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometers between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time will be developed and explored under one owner.  This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices.  The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish.  The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.  The Company’s Macassa Mine Property is the subject of reserve reports prepared by

  David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002

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  Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003.

  Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2004 dated August 31, 2004.

All of these technical reports have been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Brian Hinchcliffe

Scott Koyich

President

Investor Relations

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

E-mail: bhinchcliffe@klgold.com

Website- www.klgold.com

No Stock Exchange has reviewed or accepts

responsibility for the adequacy or accuracy of this news release.

The reserves and resources disclosed in this news release have been estimated using definitions and procedures which conform to National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. These reserves and resources were completed internally by the Company’s personnel, while the previous reserves and resources were completed in December 2002 internally by the Company’s personnel and were audited by Roscoe Postle Associates Inc. (an independent geological and mining consulting firm).

The reserves are not part of the resources. For details on the calculation of reserves and resources, please refer to the disclosure on the Company’s website.

Cautionary Note to U.S. investors concerning estimates of Measured and Indicated Resources

This news release uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. investors concerning estimates of Inferred Resources

This news release uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Cautionary Note to U.S. Investors- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can

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economically and legally extract or produce. We use certain terms is press release, such as “measured,” “indicated,” and “inferred” ”resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20F, File No. 01-31380, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.sht.

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N
D VEIN NORTH
C VEIN
D VEIN SOUTH
#3 SHAFT
47- 260
1.11/1.6'CL
47- 886
2.24/1.0'CL
47-1031
15.36/2.0'CL
47-260
PREVIOUS
ORE BLOCKS
LOWER D VEIN / SOUTH ZONE:
47-994B 0.33/20.1' CL'
47-995 0.03/2.6' CL
47-1021 0.44/3.0'
47-1022A 0.72/21.5' CL
47-1023 0.62/10.0' CL V.G. TELL.
47-1024 0.25/16.5' CL
47-1031 0.28/6.0' CL
47-1032B 0.14/2.0'CL
47-1044 0.14/2.0'CL
47-1045 1.07/17.0'CL
+ 2300'
47-886
1950'
47-1024
5.84/1.0'CL
47-885
LOWER D VEIN/
SOUTH ZONE
47-994B
47-1024
47-1031
47-1045
47-1032B
47-995
47-1022A
47-1021
47-1023
approx.
400 ft.
LEGEND
47-1045 DIAMOND DRILL HOLE
1.07/17.0' WITH ASSAYS IN OZ/TON
STOPED - MINED AREAS (GREEN)
EXISTING ORE BLOCK (GRAY)
EXISTING ORE BLOCK - RESERVE (RED)
RESOURCE (PINK)
NEW ZONE (PURPLE BLOCKS)
VG VISIBLE GOLD
TELL GOLD TELLURIDES
NSV NO SIGNIFICANT VALUES
CL CORE LENGTH

FIGURE No. 1

PLAN VIEW OF THE LOWER D VEIN/SOUTH ZONE
SHOWING RECENT DRILL HOLES,
KIRKLAND LAKE GOLD INC.
KIRKLAND LAKE OPERATIONS

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LOWER D VEIN / SOUTH ZONE:
47-994B 0.33/20.1' CL'
47-995 0.03/2.6' CL
47-1021 0.44/3.0'
47-1022A 0.72/21.5' CL
47-1023 0.62/10.0' CL V.G. TELL.
47-1024 0.25/16.5' CL
47-1031 0.28/6.0' CL
47-1032B 0.14/2.0'CL
47-1044 0.14/2.0'CL
47-1045 1.07/17.0'CL
D VEIN SOUTH
D VEIN NORTH
C VEIN
#3 SHAFT
PERSPECTIVE VIEW
NOT TO SCALE
+2300'
47-1024
5.84/1.0'CL
47- 886
2.24/1.0'CL
47-1031
15.36/2.0'CL
47- 260
1.11/1.6'CL
LOWER D VEIN/
SOUTH ZONE
47-885
47-886
47-995
47-1023
47-994B
47-1021
47-1031
1950'
47-260
47-1022A
47-1024
47-1032B
47-1045
PREVIOUS
ORE BLOCKS
LEGEND
47-1045
1.07/17.0'cl
DIAMOND DRILL HOLE
WITH ASSAYS IN OZ/TON
STOPED - MINED AREAS (GREEN)
EXISTING ORE BLOCK (GRAY)
EXISTING ORE BLOCK - RESERVE (RED)
RESOURCE (PINK)
NEW ZONE (PURPLE BLOCKS)
VG VISIBLE GOLD
TELL GOLD TELLURIDES
NSV NO SIGNIFICANT VALUES
CL CORE LENGTH
FIGURE No. 2

VIEW OF THE LOWER D VEIN / SOUTH ZONE
(LOOKING WESTERLY)
SHOWING RECENT DRILL HOLES
KIRKLAND LAKE GOLD INC.

LOWER D LOOKING WEST_AUG10.cdr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	October 4, 2004	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer

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